SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period July 25, 2006 to July 26, 2006
PENGROWTH ENERGY TRUST
2900, 240 — 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release providing a reminder of an important change to conference call details

2.	Press Release providing a reminder of implementation of the Trust Unit consolidation and notification of a change to the Ex-Distribution Date for the August distribution

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST
by its administrator PENGROWTH
CORPORATION

July 26, 2006	By:	/s/ Gordon M. Anderson

Name: Gordon M. Anderson
Title: Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX;
(PGH) – NYSE
(EEE.UN; EEE.DB) — TSX
PENGROWTH ENERGY TRUST AND ESPRIT ENERGY TRUST ISSUE A REMINDER
REGARDING AN IMPORTANT CHANGE TO CONFERENCE CALL DETAILS
(Calgary July 24, 2006) /CCN Matthews/ — Pengrowth Energy Trust and Esprit Energy Trust would like to announce a change to the toll-free number for the joint conference call scheduled for Tuesday, July 25, 2006 at 9:00 AM MDT (11:00 AM EDT) regarding the agreement providing for the strategic combination of Pengrowth and Esprit.
To participate, please call (416) 641-6114 or toll–free at 1-866-226-1792. The call will also be webcast. To listen via the internet please go to the “Webcast and Multimedia” section of Pengrowth’s website at www.pengrowth.com. The call will also be recorded and available for review from July 25, 2006 to August 1, 2006 by calling (416) 695-5800 or toll-free at 1-800-408-3053 and entering the passcode 3193750#.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191
Esprit Energy Trust, Investor Relations
Lisa Ciulka, Manager Investor Relations
Phone: (403) 213-3770 Toll Free: 1-888-213-3713 Fax: (403) 213-3735
Email: lciulka@eee.ca Website: www.eee.ca

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST PROVIDES REMINDER OF IMPLEMENTATION OF
THE TRUST UNIT CONSOLIDATION AND NOTIFICATION OF A CHANGE
TO THE EX-DISTRIBUTION DATE FOR AUGUST DISTRIBUTION
(Calgary July 25, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, reminds unitholders that as of 5:00 p.m. Mountain Daylight Time (MDT) on July 27, 2006, the second stage of the consolidation of Pengrowth’s Class A trust units and Class B trust units into a single class of trust units (“Trust Units”) will become effective as follows:
•	Pengrowth Class A trust units will be delisted from the Toronto Stock Exchange (effective at the close of markets);

•	the Class B trust units will be renamed as Trust Units and their trading symbol on the Toronto Stock Exchange will be changed to “PGF.UN”;

•	all of the issued and outstanding Class A trust units will be converted into Trust Units on the basis of one Trust Unit for each whole Class A trust unit previously held (with the exception of Class A trust units held by Canadian resident holders who elected on or before July 25, 2006 at 5:00 PM MDT to retain their Class A trust units); and

•	the Trust Units will be substitutionally listed in place of the Class A trust units on the New York Stock Exchange under the symbol “PGH” (subject to the approval of the NYSE).
The August 15, 2006 cash distribution will be Cdn $0.25 per Trust Unit which is net of amounts withheld to finance capital expenditures. The Trust Units (PGF.UN — TSX; PGH — NYSE) will commence trading on an ex-distribution basis on July 28, 2006 at the opening of markets. The Class A trust units and the Class B trust units will not trade on an exdistribution basis on July 27, 2006. The August distribution will be payable to all holders of Trust Units on the record date of July 31, 2006 (PGF.UN — TSX; PGH — NYSE and Canadian resident Class A unitholders who elected on or before July 25, 2006 at 5:00 PM MDT to retain their Class A trust units).
The distribution of Cdn $0.25 per Trust Unit is equivalent to approximately U.S. $0.22 per Trust Unit using a U.S./Canadian dollar exchange ratio of 1.1385. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of June, 2006. Cash distributions paid over the past 12 months now total Cdn $2.94 per Trust Unit or approximately U.S. $2.55 per Trust Unit.

PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191